August 8th 2013

Q2-2013 Financial Results Conference Call

Stratasys

FOR A 3D WORLD™

Q2-2013

Conference and webcast details

Speakers

Speaker	Title
David Reis	CEO
Erez Simha	CFO & COO (IL)
Shane Glenn	VP, Investor Relations

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Stratasys

Forward looking statement

Statements in this presentation about Stratasys' beliefs, intentions and expectations, including statements regarding the management of Stratasys, Inc. and Objet Ltd. as a combined company, the benefits of the proposed combination of the companies, and the future financial performance of the combined company after their merger, are forward-looking statements. The statements involve risks and uncertainties, both known and unknown, that may cause actual results to differ materially from those projected in this presentation. Actual results may differ materially due to a number of factors, including the risk and uncertainty that the businesses of the two companies may not be integrated successfully; the risk that the merger may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that management's focus on and disruptions arising from the merger make it more difficult to maintain relationships with customers, employees, or suppliers. Stratasys' ability to achieve the results presented in any forward-looking statement will depend on numerous factors, including its ability to penetrate the 3D printing market; its ability to achieve the growth rates experienced in preceding quarters; its ability to introduce, produce and market both existing and new consumable materials, and the market acceptance of these materials; the impact of competitive products and pricing; its timely development of new products and materials and market acceptance of those products and materials; the success of Stratasys' recent R&D initiative to expand the DDM capabilities of its core FDM technology; and the success of Stratasys' RedEyeOn DemandTM and other paid parts services. These and other applicable factors are discussed in this presentation and in Stratasys' filings with the Securities and Exchange Commission. These filings include the definitive proxy statement/prospectus filed with the SEC on August 8, 2012, as well as the filings that Stratasys, Inc. has made with the SEC and that Stratasys Ltd. has made and will make with the SEC in the future, including its report on Form 20-F to be filed for the year ended 12/31/2012. Any forward-looking statements included in this presentation are as of the date they are given, and Stratasys does not intend to update them if its views later change, except as may be required by law. These forward-looking statements should not be relied upon as representing Stratasys' views as of any date subsequent to the date they are given.

Opening Remarks

David Reis, CEO



Stratasys
FOR A 3D WORLD™

Q2-2013 Conference Call Highlights

- Released record financial results in Q2.
- Completed critical merger integration initiatives.
- Received a large multi-million-dollar system order for use in manufacturing.
- Announced a merger with MakerBot.
- Maintain positive outlook and strong growth expectations.

Discussion of Second Quarter Financials

Erez Simha,
CFO & COO (IL)



Stratasys
FOR A 3D WORLD™

Financial Results

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)

	Q2-12 Pro forma	Q2-13	Change YOY
Unit Sales	1,085	1,261	+16.2%
Total Revenue	$88.7	$106.7	+20.2%
Revenue/ Employee	0.089	0.087	-2.2%
Gross Profit % margin	51.1 57.5%	63.1 59.2%	+23.6%
Operating Expenses % of sales	33.5 37.8%	41.4 38.8%	+23.6%
Operating Profit % margin	17.6 19.8%	21.7 20.3%	+23.7%
Pre-tax Profit % margin	18.3 20.6%	21.8 20.5%	+19.6%
Tax Rate	22.7%	14.8%	-34.6%
EBITDA	20.9	24.8	+27.9%
Net Income % margin	14.1 15.9%	18.6 17.4%	+31.5%
EPS (Diluted)	$0.35	$0.45	+27.9%
Diluted Shares	40.0 M	41.1 M	

Quarter Highlights:

– Revenue growth of 20% YOY
– Non-GAAP GM expansion to 59.2% from 57.5%
– Non-GAAP net income growth of 32% YOY
– Non-GAAP EPS of $0.45 versus $0.35

Financial Results

Revenue

Stratasys Ltd.

Non-GAAP

($ in millions)

Total Revenue - Quarter


+19%
$76.0
$12.7
$90.4
+28%
$16.3
Q2-2012
Q2-2013
Product Revenue
Service Revenue

Quarter Highlights:

- System revenue +16% YOY
- Consumable revenue +23% YOY
- Customer Service revenue +28% YOY
- RedEye revenue +34% YOY
- Drivers: Production Series, Idea Series & DDM

Total Revenue – Quarterly Trend


$71.2
$11.8
$76.0
$12.7
$77.1
$13.8
$81.7
$14.7
$82.8
$15.4
$90.4
$16.3
Q1-12
Q2-12
Q3-12
Q4-12
Q1-13
Q2-13
Product Revenue
Service Revenue

* Periods prior to 2013 are pro forma

Financial Results

System Unit Sales[1]

Stratasys Ltd.

Total Units – Quarter


+16%
1,085
1,261
Q2-2012
Q2-2013
System Unit Sales

Quarter Highlights:

- Production Series
- Idea Series

Total Units – Quarterly Trend


26,381
27,466
28,680
29,816
30,984
32,245
1,115
1,085
1,214
1,136
1,168
1,261
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
System Unit Sales
Cumulative System Unit Sales
Linear (Cumulative System Unit Sales)

(1) Includes all systems sold by Stratasys, Inc., Objet Ltd., and Solidscape Inc.; periods prior to 2013 are pro forma

Financial Results

Gross Profit

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)	Q2-12	Q2-13	% Change YOY
Product Revenue % of sales	$76.1 85.7%	$90.4 84.7%	+18.8%
Service Revenue % of sales	12.7 14.3%	16.3 15.3%	+28.6%
Product Gross Profit % margin	46.6 61.3%	56.9 62.9%	+21.9%
Service Gross Profit % margin	4.4 35.0%	6.3 38.5%	+41.4%
Total Gross Profit % margin	51.1 57.5%	63.1 59.2%	+23.6%

Quarter Highlights:

- High-margin system and consumable sales
- Better overhead coverage

Gross Margin – Quarterly Trend


56.7%
57.5%
59.9%
57.8%
59.0%
59.2%
60.8%
31.9%
61.3%
35.0%
63.9%
37.6%
62.4%
32.5%
63.9%
32.1%
62.9%
38.5%
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
Product Gross Margin
Service Gross Margin
Total Gross Margin

* Periods prior to 2013 are pro forma

Stratasys
FOR A 3D WORLD

Financial Results

Operating Profit

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)	Q2-12	Q2-13	% Change YOY
R&D Expense % of sales	8.0 9.0%	9.5 8.9%	+18.9%
SG&A Expense % of sales	25.5 28.8%	31.9 29.9%	+25.1%
Total Operating Exp. % of sales	33.5 37.8%	41.4 38.8%	+23.6%
Total Operating Profit % margin	17.6 19.8%	21.7 20.3%	+23.7%

Quarter Highlights:

– Strong system, consumables and service sales
– Investing for future growth

Operating Profit Analysis – Quarterly Trend



19.8%
27.0%
9.9%
19.8%
28.8%
9.0%
23.9%
27.3%
8.7%
19.1%
29.2%
9.6%
20.7%
28.2%
10.1%
20.3%
29.9%
8.9%
Q1 '12
Q2 '12
Q3 '12
Q4 '12
Q1 '13
Q2 '13
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

* Periods prior to 2013 are pro forma

Financial Results

Growth Drivers

Stratasys Ltd.

Non-GAAP

	Q2-2013 (YOY)	
	Units	Dollars
System Revenue	+16%	+16%
Consumable Revenue	--	+23%
Customer Service Revenue	--	+28%
RedEye Parts Services	--	+34%

Financial Results

Revenue Geographic Mix

Stratasys Ltd.

Non-GAAP


Geographic Sales Q2-2012
Other 1%
APAC 17%
EMEA 29%
North America 53%


Geographic Sales Q2-2013
Other 2%
APAC 19%
EMEA 27%
North America 52%

Stratasys

* Periods prior to 2013 are pro forma

Financial Results

Balance Sheet Summary

Stratasys Ltd.

($ in millions unless noted otherwise)

Selected balance sheet items ($mm)	Q1-13	Q2-13
Cash , Cash Equivalents & Inv.	$142.5	$149.7
Accounts Receivable	72.4	81.4
Inventories	66.4	64.6
Net Working Capital	233.5	245.3

Highlights

– $149.7 M in cash & investments

Financial Results & Projections

Stratasys Ltd.

Non-GAAP

($ in millions unless noted otherwise)



$277
$359
$455- $480
$0.94
$1.49
$1.75 – $1.90
FY11
FY12
FY13 (guidance)
Revenue (millions)
EPS

* Periods prior to 2013 are pro forma

Guidance Overview

Shane Glenn
VP Investor Relations



Stratasys
FOR A 3D WORLD™

Financial Guidance

Revenue and Earnings Guidance

Stratasys Ltd.

Non-GAAP

Fiscal 2013 Financial Guidance

Revenue (M)

$455 - 480

Non-GAAP EPS

$1.75 - $1.90

Reconciliation of GAAP to Non-GAAP Guidance	
($ in millions unless noted otherwise)	
Revenue	$455 to $480
Non-GAAP Net Income	$75.1 to $81.5
(1) Stock-Based Compensation Exp.	$21.0 - $23.6
(2) Amortization of Intangibles	$65.2
(3) Merger-Related Expenses	$16.3 - $18.9
GAAP Net Loss	($32.4) – ($20.9)
GAAP EPS	($0.76) – ($0.49)
Non-GAAP EPS	$1.75 - $1.90

Financial Guidance

Long-Term Target Operating Model

Stratasys Ltd.

Non-GAAP

Metric	Target
Revenue growth	+20%
Operating margin[1]	20% – 25% of sales
Effective tax rate[1]	15% – 20%
Net income margin[1]	16% - 21% of sales

Stratasys FOR A 3D WORLD

[1] Non-GAAP.

Strategic Overview

David Reis, CEO

Stratasys

Merger Update


Premier portfolio of 3D printing solutions and technology
STRATASYS
3D Printers and Production Systems
Financially compelling combination
Stratasys
Exciting growth opportunities
OBJET
Powerful strategic position

– Completed cross-training for product sales & support.
– Completed training and implementation of Salesforce.com.
– Began the ramp of benchmarking capabilities to support our sales efforts.

Stratasys

Complementary Applications

Stratasys

OBJET

FDM



Polyjet


Printing Head
Support Material
Model Material
Instant UV Curing

htw berlin motorsport



Stratasys

Channel Opportunities


Total Number of Opportunities* Registered in SalesForce.com
Each Month (2013)
Sequential increase over prior month
+18%
+26%
+24%
+18%
+12%
0
Jan
Feb
Mar
Apr
May
Jun
Source: Stratasys Ltd.

*Opportunity is a prospect that has the intention and budget to buy a 3D printer within one year.

Stratasys

Professional Market Opportunity

Value in manufacturing

Concept Models → Prototypes → Production parts

Manufacturing Applications

- Usable parts
- Reduce manufacturing cost
- Improve manufacturing flexibility
- Enable mass customization

Merging Two Global 3D Printing Industry Leaders Stratasys and MakerBot













Driving Faster Adoption of Desktop 3D Printing for Multiple Applications and Industries

Transaction provides Stratasys and MakerBot with the resources to meet their strategic vision …

Stratasys

MakerBot Merger

Opportunity



Units Sales Per Year – Total Industry
80000
70000
60000
50000
40000
30000
20000
10000
0
2008
2009
2010
2011
2012
2013F
➢ 35,000 to 40,000 units sold in 2012
➢ Unit sales expected to double in 2013

Source: Stratasys Ltd. analysis

Driving faster adoption of desktop 3D printing

Stratasys FOR A 3D WORLD

Stratasys

MakerBot Merger

Rationale


Market Opportunity & Ideal Partner
Leverage Expertise & IP
Stratasys
Leverage Infrastructure & Scale
Synergies

Summary

- Strong second quarter results that include observable revenue synergies related to the recent merger.
- Completed critical merger integration initiatives within our sales and marketing organization.
- Observing growing market interest, highlighted by a large multi-million-dollar order during the period.
- Announced a merger with MakerBot, a leader within the rapidly growing desktop 3D printing segment.
- Continue to invest aggressively in future growth, including the potential for additional strategic acquisitions.
- Maintain positive outlook and strong growth expectations.

Stratasys

Q&A


Stratasys
FOR A 3D WORLD™
FOR A
3D WORLD
Images courtesy of: Peltor AB, Neri Oxman, Trek, Fishman, Avatar

We are passionate believers in the value and power of 3D printing, and in the change it can bring to the world.

And we're here to lead it.

Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations

Stratasys Ltd. Combined

($ in thousands except per share data)

	Q2-12 Pro Forma GAAP	Adjustments	Q2-12 Pro Forma Non-GAAP	Q2-13 GAAP	Adjustments	Q2-13 Non-GAAP
Revenue	$ 88,733	$ -	$ 88,733	$ 106,485	$ 199	$ 106,684
Cost of sales						
Products	39,980	(10,530)	29,450	45,731	(12,171)	33,560
Services	8,535	(311)	8,224	10,349	(343)	10,006
Gross profit	40,218	10,841	51,059	50,405	12,713	63,118
Operating expenses						
Research and development, net	8,833	(850)	7,983	10,337	(846)	9,491
Selling, general and administrative	36,636	(11,115)	25,521	42,665	(10,748)	31,917
Operating income (loss)	(5,251)	22,806	17,555	(2,597)	24,307	21,710
Other income (expense)	714	-	714	138	-	138
Income (loss) before income taxes	(4,537)	22,806	18,269	(2,459)	24,307	21,848
Income taxes	2,387	1,761	4,148	326	2,917	3,242
Net income (loss)	(6,924)	21,045	14,121	(2,785)	21,390	18,606
Net income attributable to non-controlling interest	-	-	-	15	24	40
Net income (loss) attributable to Stratasys Ltd.	$ (6,924)	$ 21,045	$ 14,121	$ (2,800)	$ 21,366	$ 18,566
EPS (Diluted)	$ (0.19)		$ 0.35	$ (0.07)		$ 0.45
Diluted Shares	36,757		40,040	38,781		41,146

Stratasys FOR A 3D WORLD™

Reconciliation of Non-GAAP Adjustments

Stratasys Ltd. Combined

	Q2-12	Q2-13
Net sales, products		
Deferred revenue step-up	$ -	$ 199
Cost of sales, products		
Objet intangible assets amortization expense	(9,823)	(11,344)
Solidscape intangible assets amortization expense	(436)	(436)
Non-cash stock-based compensation expense	(271)	(314)
Merger related expense	-	(77)
	(10,530)	(12,171)
Cost of sales, services		
Non-cash stock-based compensation expense	(311)	(318)
Merger related expense	-	(25)
	(311)	(343)
Research and development, net		
Non-cash stock-based compensation expense	(850)	(846)
Selling, general and administrative		
Objet intangible assets amortization expense	(2,242)	(2,292)
Solidscape intangible assets amortization expense	(133)	(133)
Non-cash stock-based compensation expense	(5,490)	(3,881)
Merger related expense	(3,250)	(4,442)
	(11,115)	(10,748)
Income taxes		
Tax expense related to non-GAAP adjustments	1,761	2,917
Net income attributable to non-controlling interest		
Depreciation and amortization expense attributable to non-controlling interest	-	24
Net income	$ 21,045	$ 21,366

Stratasys
FOR A 3D WORLD™